NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: November 19, 2019

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected New Pacific Metals Corp. and its subsidiaries’ (“New Pacific” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended September 30, 2019 and the related notes contained therein. In addition, the Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2019.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX-V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

PROJECTS OVERVIEW

1. Silver Sand Property

On July 20, 2017, the Company acquired the Silver Sand Property. The Silver Sand Property is located in the PotosíDepartment, Bolivia. The property consists of 17 contiguous concessions totalling 3.15 square kilometres in size. The property is one of the earliest silver discoveries in the district, having been made prior to the discovery of Cerro Rico in the mid-1500’s. Small-scale, historic mining is evident from scattered shafts, pits, adits, declines and dumps. The property was explored previously by intermittent surface mapping and sampling, underground sampling and surface core drilling between 2012 and 2015.

Exploration Progress

The Company commenced preparation work for the planned exploration program after the acquisition of the Silver Sand Property. In October 2017, the Company successfully received exploration permits required by the relevant Bolivian government authorities and immediately commenced 2018 drill program on the property. By mid-December 2018, a total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. On January 22 and February 20, 2019, through two news releases, the Company released the results of 195 drill holes that had assay results received and analyzed, of which 190 holes intercepted silver mineralization. In April 2019, the Company commenced the 2019 drill program.

Management’s Discussion and Analysis	Page 1

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

The total budgeted metreage for 2019 drill program is approximately 55,000 metres of diamond core drilling. On November 4, 2019, the Company filed and updated a technical report for the Silver Sand Property pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43- 101”). A copy of this technical report is available under the Company’s profile under SEDAR at www.sedar.com. For details of the 2018 and 2019 drill programs, please review the Company’s news releases dated January 22, 2019, February 20, 2019, April 25, 2019, June 6, 2019, August 7, 2019, August 20, 2019, August 23, 2019, and August 27, 2019 available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.newpacificmetals.com.

For the three months ended September 30, 2019, total expenditures of $4,839,425 (three months ended September 30, 2018 - $3,179,963) were capitalized under the property for expenditures related to the 2019 drill program, site and camp service and construction, maintaining a regional office in La Paz, and maintaining a management team and workforce for the property.

As part of the Silver Sand Property’s expansion plan, the Company entered into a mining production contract (“MPC”) with Corporación Minera de Bolivia (“COMIBOL”) in January 2019 to explore and mine the area adjoining the Silver Sand Property. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. Given the political instability and social unrest in Bolivia following the general elections held on October 20, 2019, there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company’s business.

In addition, in July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Property by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares. During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. For the three months ended September 30, 2019, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors.

2. Tagish Lake Gold Property

The Tagish Lake Gold Property, covering an area of 254 square kilometres, is located in Yukon Territory, Canada, and consists of 1,510 mining claims with three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

On September 14, 2012, the Company filed an updated NI 43-101 technical report for the Skukum Creek, Goddell and Mount Skukum projects. The Company does not intend on conducting any further exploration on the Tagish Lake Gold Property and will examine strategic opportunities for the Tagish Lake Gold Property in accordance with its business strategies and objectives.

Exploration Progress

Since the acquisition of the Tagish Lake Gold Property in December 2010, the Company had one exploration season that commenced on May 18, 2011 and ended on October 9, 2011. The property was on care and maintenance status with a rotating crew of two men on site at all times between the end of exploration work and November 2014. Since November 2014, the camp has been sealed and unmanned. All major onsite equipment items were removed and sold.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

3. RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project, situated on a high plateau with an average elevation of 5,000 metres above sea level. The RZY Project is located approximately 237 kilometres via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 kilometres via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for twenty six mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During the three months ended September 30, 2019, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government for one-time cash compensation of $3.8 million (RMB ¥20 million). The process is expected to be completed in Fiscal 2020.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$-	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112	-	-	6,978,112
Project management and support	2,980,841	-	-	2,980,841
Camp service	742,163	-	-	742,163
Geological surveys	4,170	-	-	4,170
Permitting	7,401	-	-	7,401
Acquisition of mineral concessions	2,631,200	-	-	2,631,200
Other	13,237	-	-	13,237
Impairment	-	-	(779,823)	(779,823)
Foreign currency impact	(450,362)	-	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	59,868	-	-	59,868
Drilling and assaying	3,551,159	-	-	3,551,159
Project management and support	1,026,551	-	-	1,026,551
Camp service	168,923	-	-	168,923
Camp construction	19,806	-	-	19,806
Permitting	6,516	-	-	6,516
Other	6,602	-	-	6,602
Foreign currency impact	835,659	-	(98,287)	737,372
Balance, September 30, 2019	$78,956,502	$-	$3,436,377	$82,392,879

INVESTMENTS OVERVIEW

1. Bonds

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments as well as to realize potential gains.

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NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	154,267
Loss on fair value change	(232,341)
Coupon payment	(223,461)
Disposition	(1,978,450)
Foreign currency translation impact	122,279
Balance, September 30, 2019	$8,785,192

2. Equity Investments

Equity investments represent equity interests of other publicly-trading or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants.

The Company’s equity investments are summarized as follows:

	September 30, 2019	June 30, 2019
Common shares
Public companies	$1,280,750	$4,443,963
Private companies	331,075	327,175
Warrants
Public companies	449,561	339,755
	$2,061,386	$5,110,893

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	-
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Proceeds on disposal	(5,233,134)	-
Change in fair value	2,183,627	2,183,627
Balance, September 30, 2019	$2,061,386	$5,219,110

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

FINANCIAL RESULTS

Net income attributable to equity holders of the Company for the three months ended September 30, 2019 was $1,285,938 or $0.01 per share (three months ended September 30, 2018 - net loss of $752,583 or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) income from investments of $2,115,448 compared to income of $117,197 in the prior year quarter; (ii) operating expenses of $1,008,940 compared to $531,273 in the prior year quarter; and (iii) foreign exchange gain of $176,342 compared to loss of $344,842 in the prior year quarter.

Income from investments for the three months ended September 30, 2019 was $2,115,448 (three months ended September 30, 2018 – income of $117,197). Within the income from investments, $2,183,627 was gain on the Company’s equity investments and $78,074 was loss from fair value change offset by interest earned on bonds.

Operating expenses for the three months ended September 30, 2019 were $1,008,940 (three months ended September 30, 2018 - $531,273). Items included in operating expenses were as follows:

(i) Consulting fees for the three months ended September 30, 2019 were $25,756 (three months ended September 30, 2018 - $nil).

(ii) Filing and listing fees for the three months ended September 30, 2019 were $63,013 (three months ended September 30, 2018 - $2,935). The Company paid a portion of its annual filing fees earlier in the current year. These fees were paid in subsequent quarters during the prior year.

(iii) Investor relations expenses for the three months ended September 30, 2019 were $278,310 (three months ended September 30, 2018 - $40,549). The Company participated in more conferences and investor relations activities during the current period after releasing its drill program results.

(iv) Professional fees for the three months ended September 30, 2019 were $17,145 (three months ended September 30, 2018 - $54,304).

(v) Salaries and benefits expense for the three months ended September 30, 2019 were $202,998 (three months ended September 30, 2018 - $182,064).

(vi) Office and administration expenses for the three months ended September 30, 2019 were $123,604 (three months ended September 30, 2018 - $75,850).

(vii) Share-based compensation for the three months ended September 30, 2019 was $295,925 (three months ended September 30, 2018 - $172,030).

Foreign exchange gain for the three months ended September 30, 2019 was $176,342 (three months ended September 30, 2018 – loss of $344,842). The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the three months ended September 30, 2019, the US dollar appreciated by 1.2% against the Canadian dollar (from 1.3087 to 1.3243) while in the prior year quarter the US dollar depreciated by 1.7% against the Canadian dollar (from 1.3168 to 1.2945).

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Selected Quarterly Information
	For the Quarters Ended
	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018
Income (loss) from Investments	$2,115,448	$(203,178)	$1,552,446	$65,926
Income (loss) before other income and expenses	1,106,508	(1,152,707)	424,263	(592,796)
Impairment of mineral property interests	-	(779,823)	-	-
Other income (loss)	176,342	(353,416)	(431,470)	1,070,731
Net (loss) income	1,282,850	(2,285,946)	(7,207)	477,935
Net (loss) income attributable to equity holders	1,285,938	(2,141,800)	(359)	473,838
Basic and diluted earnings (loss) per share	0.01	(0.01)	(0.00)	0.00
Total assets	127,078,569	124,248,395	106,639,014	109,287,409
Total liabilities	2,663,415	2,368,392	1,164,674	2,663,248
	For the Quarters Ended
	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018	Dec. 31, 2017
Income (loss) from Investments	$117,197	$(995,797)	$(35,551)	$68,533
Income (loss) before other income and expenses	(414,076)	(1,612,419)	(784,444)	(1,162,214)
Other income (loss)	(343,461)	408,703	522,055	59,832
Net income (loss)	(757,537)	(1,203,716)	(262,389)	(1,102,382)
Net income (loss) attributable to equity holders	(752,583)	(1,199,933)	(258,719)	(1,096,699)
Basic and diluted earnings (loss) per share	(0.01)	(0.01)	(0.00)	(0.01)
Total assets	104,344,191	104,682,200	110,303,928	107,659,523
Total liabilities	2,034,176	1,851,767	7,490,556	6,637,827

LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flows

Cash used in operating activities for the three months ended September 30, 2019 was $356,094 (three months ended September 30, 2018 – $1,025,413).

Cash provided by investing activities for the three months ended September 30, 2019 was $1,682,842 (three months ended September 30, 2018 – cash used in investing activities of $2,690,111). Cash flows from investing activities were mainly impacted by the following: (i) capital expenditures for mineral properties and plant and equipment of $5,220,823 on the Silver Sand Property compared to $3,817,705 in the prior year period; and (ii) proceeds of $7,435,045 from the disposal and coupon payments of bonds and equity investments compared to proceeds of $1,518,977 in the prior year period.

Cash provided by financing activities for the three months ended September 30, 2019 was $184,400 (three months ended September 30, 2018 – $148,201). Cash flows from financing activities were proceeds from stock option exercises.

Subsequent to quarter end, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets on October 25, 2019 to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the transaction were approximately $1,200,000.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Liquidity and Capital Resources

As at September 30, 2019, the Company had working capital of $36,248,677 (June 30, 2019 – $37,089,557), comprised of cash and cash equivalents of $29,396,556 (June 30, 2019 - $27,849,961), bonds of $8,785,192 (June 30, 2019 - $10,942,898) and other current assets of $730,344 (June 30, 2019 - $401,970) offset by current liabilities of $2,663,415 (June 30, 2019 - $2,105,272). Management believes that the Company has sufficient funds to support its normal exploration and operating requirement on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The board of directors (“Board”) of the Company has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2019 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

	Fair value as at September 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$29,396,556	$-	-	$29,396,556
Bonds	8,785,192	-	-	8,785,192
Common shares(1)	1,280,750	-	331,075	1,611,825
Warrants	-	449,561	-	449,561

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$-	$-	$27,849,961
Bonds	10,942,898	-	-	10,942,898
Common shares(1)	4,443,963	-	327,175	4,771,138
Warrants	-	339,755	-	339,755

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2019 and June 30, 2019, respectively.

There were no transfers into or out of Level 3 during the period.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at September 30, 2019, the Company had a working capital position of $36,248,677 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand Property for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	September 30, 2019		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$2,300,401	$2,300,401	$1,621,403
Due to a related party	99,894	99,894	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$2,663,415	$2,663,415	$2,368,392

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	September 30, 2019	June 30, 2019
United States dollars	$18,553,773	$17,615,304
Bolivianos	91,400	191,204
Chinese RMB	299,134	191,645
Financial assets in foreign currency	$18,944,307	$17,998,153

United States dollars	$1,647,899	$1,330,481
Chinese RMB	133,850	4,258
Financial liabilities in foreign currency	$1,781,749	$1,334,739

As at September 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the U.S. dollar against the CAD would have increased (decreased) net income by approximately $169,000.

As at September 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $900.

As at September 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,650.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2019. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at September 30, 2019, the Company had a receivables balance of $369,562 (June 30, 2019 - $259,600).

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $206,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the MD&A are as follows:

Due to a related party	September 30, 2019	June 30, 2019
Silvercorp Metals Inc.	$99,894	$89,189

Silvercorp Metals Inc. (“Silvercorp”) has two directors and two officers in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. During the three months ended September 30, 2019, the Company recorded total expenses of $188,637 (three months ended September 30, 2018 - $61,419) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2019.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Management has identified: (a) Impairment of mineral property interests and (b) Share-based payments as the critical estimates for the following discussion:

(a) Impairment of mineral property interests

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and in-situ value of the property. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value or value in use is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

(b) Share-based payments

The Company accounts for stock options granted to employees, officers, directors, and consultants using the fair value method. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered. Market related inputs using the Black-Scholes option pricing model are subject to estimation and includes risk free interest rate, expected life of option, expected volatility, expected dividend yield, and estimated forfeiture rate.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized – unlimited number of common shares without par value.

Issued and outstanding – 147,262,118 common shares with a recorded value of $166.8 million. Shares subject to escrow or pooling agreements – nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price $	Expiry Date
1,555,000	0.55	October 31, 2021
1,730,000	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,940,027	2.15	February 21, 2024
100,000	2.30	April 23, 2024
5,525,027	$1.37

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

RISK FACTORS

The Company is subject to many risks which are outlined in its Annual Information Form dated September 20, 2019, which is available on SEDAR at www.sedar.com. Please review in particular “Political and Economic Risks in Bolivia” section under Risk Factors in the Annual Information Form in light of the recent political instability and social unrest in Bolivia following the general elections held on October 20, 2019. In addition, please refer to the Financial Instruments Section for the analysis of financial risk factors.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this MD&A. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except as required by applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements contained herein or forward-looking statements that are incorporated by reference herein.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

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